Exhibit 4.3

ADDENDUM TO

AT&T GLOBAL NETWORK COOPERATION AGREEMENT

Addendum to AT&T Global Network Cooperation Agreement (this “Addendum”) dated as of November 30, 2005, between AT&T Corp., a company incorporated under the laws of the state of New York (“AT&T”), and Alestra, S. de R.L. de C.V., a company organized under the laws of the United Mexican States (“Alestra”).

RECITALS

WHEREAS, AT&T and Alestra are parties to that certain Second Amended and Restated Joint Venture Agreement dated as of October 17, 1996, establishing Alestra for the purpose of providing telecommunications services in the United Mexican States (as amended by that certain Addendum to Second Amended and Restated Joint Venture Agreement dated as of November 30, 2005 and as the same may be further amended from time to time, the “Joint Venture Agreement”); and

WHEREAS, AT&T and Alestra have executed that certain AT&T Global Network Cooperation Agreement dated as of August 6, 2004 (as amended from time to time, the “Original AGN Agreement”); and

WHEREAS, SBC Communications Inc., a company incorporated under the laws of the state of Delaware (“SBC”) and AT&T have entered into an Agreement and Plan of Merger among AT&T, SBC and Tau Merger Sub Corporation dated January 30, 2005 , pursuant to which AT&T will become a wholly-owned subsidiary of SBC (the “SBC-AT&T Merger”); and

WHEREAS, AT&T and Alestra desire to amend the Original AGN Agreement in connection with certain amendments of the Joint Venture Agreement.

NOW THEREFORE, in consideration of the mutual promises and commitments set forth in this Addendum and for other good and valuable consideration, the receipt of which is hereby acknowledged, AT&T and Alestra do hereby agree to amend the Original AGN Agreement as follows:

1. Except where defined in this Addendum or where modified by this Addendum, the capitalized terms used in this Addendum shall have the meaning given them in the Original AGN Agreement.

2. Article 7 is amended by adding a new section 7.11 following the existing Section 7.10 as follows:

“Notwithstanding anything to the contrary in this Article 7, Alestra shall spend, each year, no less than the amount for the year set forth in Schedule A hereof for capital expenditures on the AGN as directed by AT&T during the Purchase Commitment Period (as defined in Appendix 5 of the JVA), such amount hereinafter referred to as the “Annual Planned Capital Expenditures;” provided, however, that the Annual Planned Capital Expenditures is subject to upward adjustment as hereafter provided. If AT&T elects from time to time to change the AGN in a manner that would result in Alestra making an investment that would exceed the current cumulative total of the Annual Planned Capital Expenditures (the “Cumulative Planned Capital Expenditures”), but is less than 120% of the Cumulative Planned Capital Expenditures, Alestra shall nevertheless still fund such capital expenditures. If AT&T elects from time to time to require Alestra to change the AGN in a manner that would result in Alestra making an investment that exceeds 120% of the Cumulative Planned Capital Expenditures (the amount of such investment that exceeds the 120% amount is hereafter referred to as the “Amount of the Mandatory Adjustment”), and Alestra in good faith objects to funding the Amount of the Mandatory Adjustment on the basis that the investment does not result in a reasonable return based on a similar investment, AT&T may, at its option, in each such event, nevertheless require Alestra to make the investment; provided, however, that the parties agree that there will be a one time reduction to the balance of the Actual Cumulative Margin (as defined in Appendix 5 of the JVA) in an amount equal to the Dollar amount of the Mandatory Adjustment. If the Actual Cumulative Margin as of a CMC Measurement Date exceeds the Cumulative Target for that CMC Measurement Date, then the Cumulative Planned Capital Expenditures shall be adjusted upward by a percentage equal to the percentage by which the Actual Cumulative Margin for such CMC Measurement Date exceeded the Cumulative Target for that CMC Measurement Date.”

3. Section 15.2 is amended by adding the following sentence at the end of the section:

“For the avoidance of doubt, following the termination of the license granted in the Service Mark Agreement upon the expiration of the Initial Transition Period, or if that period is extended, the Extended Transition Period (as each such term is defined in the Service Mark Agreement), Alestra’s right to use any AT&T Marks shall be limited as provided therein.”

4. Section 20.2 is amended and restated in its entirety as follows:

“Unless extended by mutual written agreement of the Parties, this Agreement shall terminate automatically and without the need for any further act or formality on June 30, 2010; after which date the Wind Down Period contemplated in Article 21 hereof shall commence.”

5. Section 20.3 is amended and restated in its entirety as follows:

“Except as provided in Article 7, and Sections 20.4 through 20.6, neither Party may terminate this Agreement prior to June 30, 2010.”

6. Section 20.5 is amended to add the following to the end of the Section:

“In the case of any transaction or series of transactions (i) where Onexa directly or Onexa’s parent(s) or any Affiliate of Onexa indirectly (including through the Transfer (as such term is defined in the JVA) or merger involving the equity interest of Onexa or any Affiliate of Onexa) Transfers 50% or more of its Equity Interests (as such term is defined in the JVA, and including without limitation the right to vote such Equity Interests whether pursuant to record ownership or otherwise ) to one or more Third Parties, (as such term is defined in the JVA) regardless of whether such Transaction includes AT&T’s Equity Interest, or (ii) resulting in any Material Equity Interest in Alestra (or its successor) being held be a Global Competitor (as such term is defined in the JVA) (except if a Material Equity Interest was acquired by a Transfer by AT&T of its equity interests), then, in either case any and all obligations of AT&T and its Affiliates will, if AT&T so elects by delivering notice to that affect to Onexa and Alestra at any time thereafter, terminate with respect to this Agreement, and this Agreement will, automatically (and without further action) terminate. Upon any such termination, AT&T shall have the power to exercise all existing rights under this Agreement, including without limitation, the right, but not the obligation, to lease the AGN Nodes in accordance with Section 12 hereof.”

7. The last sentence of Section 20.13 is amended and restated in its entirety as follows:

“Upon termination of this Agreement or the Wind Down Period, which ever event occurs last, if Alestra owns any AGN Nodes (either through direct purchase of the AGN Node or through the exercise of its option to purchase the AGN Nodes from AT&T), Alestra shall (coincident with the termination of the AGN Mexico lease of the AGN Nodes to Alestra) offer to lease such AGN Nodes to AT&T, on an exclusive basis, for a market based usage fee to be determined by the Parties, for any term AT&T may desire up to a maximum of ten years.”

8. Section 24.5 is amended by adding the following language at the end of the Section:

“For the avoidance of doubt, if AT&T exercises its option to lease the AGN Nodes under Section 20.12 of this Agreement, Sections 3.6 and 5.4(b) of this Agreement shall survive the expiration or termination of this Agreement to the fullest extent permitted by applicable law during the term of the lease.”

9. Schedule 1 is amended by amending and restating the definition of JVA in its entirety as follows:

“JVA” Means the Second Amended and Restated Joint Venture Agreement signed on October 17, 1996 by and between the Onexa Parties and AT&T, as amended by that certain Addendum to Second Amended and Restated Joint Venture Agreement dated as of November 30, 2005, and as further amended from time to time.

10. Schedule 1 is amended by adding the following definition:

“Material Equity Interest” means a direct or indirect beneficial ownership (as defined in Rules 13d-3 and 13d-5 under the U.S. Securities Exchange Act of 1934, as amended) equal to or greater than (x) in the case of MCI, Inc. together with its Affiliates, 7.5% or (y) in the case of any Person together with its Affiliates other than as set forth in (x), 5.0%, or any case where a beneficial interest carries or is accompanied with voting rights disproportionately greater than the percentage interest held, or the Person holding such equity interest (or its Affiliates) has special rights or commercial arrangements to materially participate in the governance (including without limitation, the right to appoint any directors of Alestra or any successor thereto) or operations of Alestra (or any successor thereto) or any of its Affiliates (through contractual arrangements or otherwise).

11. Notwithstanding anything to the contrary in the Original AGN Agreement (as amended by this Addendum), nothing in the Original AGN Agreement (as amended by this Addendum) shall limit the ability of AT&T or its Affiliates to provide services (either alone or in conjunction with others) to the extent such activities are not prohibited by the express terms of the Joint Venture Agreement.

12. This Addendum shall become effective upon the consummation of the SBC-AT&T Merger.

13. This Addendum may be executed in any number of counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one instrument.

Alestra, S. de R.L. de C.V.

By:

Name: Rolando Zubiran

Title: Chief Executive Officer

AT&T Corp.

By:

Name: Charles P. Allen

Title: Treasurer

Schedule A

US$ in thousands	2005	2006	2007	2008	2009	through June-10
Capital Expenditures
AGN Services	$8,470	$4,893	$5,407	$7,031	$10,034	$5,689